Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF RENEWAL OF "SFG FINANCIAL CORPORATION", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF DECEMBER, A.D. 2006, AT 8:19 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



2020985 8100

061143386

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 5282128

DATE: 12-15-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:19 PM 12/13/2006
FILED 08:19 PM 12/13/2006
SRV 061143386 - 2020985 FILE

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL AND REVIVAL
OF CHARTER

SFG Financial Corporation, a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1.The name of this corporation is SFG Financial Corporation.

2.Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle and the name of its registered agent at such address is The Corporation Trust Company.

3.The date of filing of the original Certificate of Incorporation in Delaware was the ninth day of November, 1983.

4.The date when restoration, renewal, and revival of the charter of this company is to commence is the 29th day of February, 2004 same being prior to the date of expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5.This corporation was duly organized under the laws of Delaware and carried on the business authorized by its charter until the 1st day of March, 2004 at which time its Certificate of Incorporation became inoperative and void for non-payment of taxes and this certificate of renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in accordance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, John A. Dugan the last and acting authorized officer hereunto set his hand to this certificate this 12th day of December, 2006.

By s// John A. Dugan //
John A. Dugan
Chairman and Director

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF RENEWAL OF "SFG FINANCIAL
CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF
MAY, A.D. 2002, AT 4 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor
Harriet Smith Windsor, Secretary of State

2020985 8100

020330352

AUTHENTICATION: 1795504

DATE: 05-24-02

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:00 PM 05/23/2002
020330352 - 2020985

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL AND REVIVAL
OF CHARTER

SFG Financial Corporation, a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

   1. The name of this corporation is SFG Financial Corporation.

   2. Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle and the name of its registered agent at such address is The Corporation Trust company.

   3. The date of filing of the original Certificate of Incorporation in Delaware was the ninth day of November, 1983.

   4. The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February, 2002 same being prior to the date of expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

   5 This corporation was duly organized under the laws of Delaware and carried on the business authorized by its charter until the 1st day of March, 2002 at which time its Certificate o Incorporation became inoperative and void for non- payment of taxes and this certificate of renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, John A Dugan the last and acting authorized officer hereunto set his hand to this certificate this 23rd day of May, 2002.

By

John A. Dugan
Chairman and Director

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF RENEWAL OF "SFG CORPORATION", CHANGING ITS NAME FROM "SFG CORPORATION" TO "SFG FINANCIAL CORPORATION", FILED IN THIS OFFICE ON THE FOURTH DAY OF AUGUST, A.D. 2000, AT 11 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Edward J. Freel, Secretary of State

2020985 8100

001395641

AUTHENTICATION: 0602275

DATE: 08-04-00

CERTIFICATE FOR RENEWAL AND REVIVAL
OF CERTIFICATE OF INCORPORATION

SFG Corporation, a corporation organized under the laws of
Delaware, the Certificate of Incorporation of which was filed in
the office of the Secretary of State on the ninth day of
November, 1983 and thereafter forfeited pursuant to Section 136
(c) of the General Corporation Law of Delaware, now desiring to
procure a revival of its Certificate of Incorporation, hereby
certifies as follows:

1. The name borne by the corporation at the time its
Certificate of Incorporation became forfeited is SFG Corporation
and the new name under which the corporation is to be revived is
SFG Financial Corporation.

2. Its registered office in the State of Delaware is
located at Corporation Trust Center, 1209 Orange Street, City of
Wilmington, County of New Castle and the name of its registered
agent at such address is The Corporation Trust Company.

3. The date when revival of the Certificate of Incorporation
of this corporation is to commence is the 28th day of February,
1995, same being prior to the date the Certificate of
Incorporation became void. Revival of the Certificate of
Incorporation is to be perpetual.

4. This corporation was duly organized under the laws of
Delaware and carried on the business authorized by its
Certificate of Incorporation until the 1st day of March, 1995 at
which time its Certificate of Incorporation became inoperative
and void for non-payment of taxes and this Certificate of
Renewal and Revival is filed by authority of the duly elected
directors of the corporation in accordance with the laws of
Delaware.

IN WITNESS WHEREOF, SAID SFG Financial Corporation, formerly
known as, SFG Corporation in compliance with Section 312 of the
General Corporation Law of Delaware has caused this Certificate
to be signed by John A. Dugan its last and acting Chairman of
the Board of Directors, this 3rd day of August, 2000.

SFG FINANCIAL CORPORATION
Formerly known as, SFG CORPORATION



BY: _____
John A.Dugan, its last and acting
Chairman and Director



I, MICHAEL RATCHFORD, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "STRATFORD FINANCIAL GROUP, INC." FILED IN THIS OFFICE ON THE SECOND DAY OF APRIL, A.D. 1992, AT 9 O'CLOCK A.M.

* * * * * * * * *



Michael Ratchford, Secretary of State

923235291

AUTHENTICATION: *3665827

DATE: 11/18/1992

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/02/1992
692093005 - 2293234

CERTIFICATE OF INCORPORATION

OF

STRATFORD FINANCIAL GROUP, INC.

FIRST.   The name of this corporation shall be:

STRATFORD FINANCIAL GROUP, INC.

SECOND.   Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is CORPORATE AGENTS, INC.

THIRD.   The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH.   The total number of shares of stock which this corporation is authorized to issue is:

One Thousand Five Hundred (1,500) Shares With No Par Value.

FIFTH.   The name and mailing address of the incorporator is as follows:

Jacqueline N. Casper   800·877·4224
Corporate Agents, Inc.
1013 Centre Road   302·998·7078
Wilmington, DE   19805

SIXTH.   The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this second day of April, A.D. 1992.

Jacqueline N. Casper
Jacqueline N. Casper
Incorporator

890048015 4

CERTIFICATE OF RESIGNATION OF REGISTERED AGENT

OF

STRATFORD FINANCIAL GROUP, LTD.

(A DELAWARE CORPORATION)

FILED

FEB 17 1989 9 AM

SECRETARY OF STATE

Pursuant to Section 136 of the General Corporation Law of Delaware, **THE CORPORATION TRUST COMPANY** hereby resigns as registered agent of STRATFORD FINANCIAL GROUP, LTD. .

Dated: February 16, 1989

THE CORPORATION TRUST COMPANY

By ______________________
KENNETH J. UVA
Vice President

ATTEST

By ______________________
Anthony Giordano
Assistant Secretary

AFFIDAVIT

OF

NOTICE OF RESIGNATION OF REGISTERED AGENT

OF

STRATFORD FINANCIAL GROUP, LTD.

(A DELAWARE CORPORATION)

State of New York   )
)SS
County of New York   )

       I HEREBY CERTIFY that the subscriber, KENNETH J. UVA appeared

before me, a notary public in and for the state and county aforesaid and,

after being duly sworn, stated that due notice of the resignation of THE

CORPORATION TRUST COMPANY as the registered agent of ___STRATFORD___

___FINANCIAL GROUP, LTD.___ was sent, by certified mail to

the last known address of the attorney for the corporation or the last

known address of the corporation, as shown on our records, more than 30

days prior to the date of the filing of the Certificate of Resignation of

Registered agent.



Kenneth J. Uva, Vice President
The Corporation Trust Company

Sworn to and subscribed before me

this ___16th___ day of ___February___

19__89___ .



THERESA ALFIERI
Notary Public, State of New York
No. 4703698
Qualified in Kings County
Certificate filed in New York County
My Commission Expires December 31, 1989

State of Delaware

Office of the Secretary of State

I, DANIEL R. GRIFFITH, ACTING SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE CERTIFICATE OF RENEWAL OF "STRATFORD
FINANCIAL GROUP, LTD." FILED IN THIS OFFICE ON THE EIGHTH DAY OF
JANUARY, A.D. 1993, AT 10 O'CLOCK A.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO
NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.

* * * * * * * * * *



ACTING SECRETARY OF STATE

AUTHENTICATION: *3746755

DATE: 01/15/1993

723015013

<u>CERTIFICATE</u>

<u>FOR RENEWAL AND REVIVAL OF CERTIFICATE OF INCORPORATION</u>

Stratford Financial Group, Ltd., a corporation organized under the laws of Delaware, the Certificate of Incorporation of which was filed in the office of the Secretary of State on the 9th day of November, 1983 and thereafter forfeited pursuant to section 136 (c) of the General Corporation Law of Delaware, now desiring to procure a revival of its Certificate of Incorporation, hereby certifies as follows:

1.   The name borne by the corporation at the time its Certificate of Incorporation became forfeited is Stratford Financial Group, Ltd. and the new name under which the corporation is to be revived is SFG Corporation.

2.   Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle and the name of its registered agent at such address is THE CORPORATION TRUST COMPANY.

3.   The date when revival of the Certificate of Incorporation of this corporation is to commence is the 17th day of April 1989, the same being prior to the date of the forfeiture of the Certificate of Incorporation. Revival of the Certificate of Incorporation is to be perpetual.

4.   This corporation was duly organized under the laws of Delaware and carried on the business authorized by its Certificate of Incorporation until the 18th day of April, 1989, at which time its Certificate of Incorporation became forfeited pursuant to





section 136 (c) of the General Corporation Law of Delaware and this Certificate for Renewal and Revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of Delaware.

IN WITNESS WHEREOF, said SFG Corporation, in compliance with Section 312 of the General Corporation Law of Delaware has caused this Certificate to be signed by Martin Goldstein, its last and acting Chairman of the Board of Directors and attested by John A. Dugan, its last and acting Secretary, this 5th day of January, 1993.

SFG Corporation

By: ______________________
Last and acting Chairman of the Board of Directors

ATTEST:

By: ______________________
Last and Acting Secretary



State
of
DELAWARE

Office of SECRETARY OF STATE

I, Michael Harkins, Secretary of State of the State of Delaware,

do hereby certify that the attached is a true and correct copy of

Certificate of _____Amendment_____

filed in this office on _____December 30, 1986_____



Michael Harkins, Secretary of State

BY: ___J. Butter_____

DATE: _____August 26, 1987_____

Form 130



CT System

JAN 1 5 1993

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801
302 658 7581
Fax 302 655 5049

Mr. Lawrence D. Levin
General Counsel
SFG Corporation
141 Central Park Avenue South
Hartsdale, New York 10530

RE: Stratford Financial Group, Ltd.
Changed Name To: SFG Corporation

Dear Mr. Levin:

Pursuant to instructions received, the Certificate of Renewal and Revival of Charter for this corporation was filed in the office of the Secretary of State of Delaware on January 8, 1993, at 10 A.M., and a certified copy thereof is being forwarded by the Secretary of State to the Recorder of Deeds of New Castle County, Wilmington, Delaware.

We enclose one certified copy of the Certificate of Renewal and Revival of Charter for the above corporation.

Very truly yours,

Mary Ann Brzoska

Mary Ann Brzoska
Service Representative

MAB/no

Enc.
FEDERAL EXPRESS



State
of
DELAWARE



Office of SECRETARY OF STATE

I, Michael Harkins, Secretary of State of the State of Delaware,

do hereby certify that the attached is a true and correct copy of

Certificate of ___ Renewal and Revival of Charter _____

filed in this office on ___ September 25, 1985 _____



Michael Harkins, Secretary of State

BY: ___ Butt ___

DATE: ___ August 26, 1987 ___

Form 130

8502680144

FILED

SEP 25 1985 10 AM

[signature]

CERTIFICATE

FOR RENEWAL AND REVIVAL OF
CERTIFICATE OF INCORPORATION

NATIONAL BARTER SERVICES, INC., a corporation organized under the laws of Delaware, the Certificate of Incorporation of which was filed in the office of the Secretary of State on the 9th day of November, 1983 and subsequently voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its Certificate of Incorporation, and hereby certifies as follows:

1. The name of this corporation is National Barter Services, Inc.

2. Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle and the name of its registered agent at such address is The Corporation Trust Company.

3. The date when the restoration, renewal, and revival of the Certificate of Incorporation of this company is to commence is the 28th day of February A.D. 1985, same being prior to the date of the expiration of the Certificate of Incorporation. This renewal and revival of the Certificate of Incorporation of this corporation is to be perpetual.

00002

4. This corporation was duly organized under the Laws of the State of Delaware and carried on the business authorized by its Certificate of Incorporation until the 1st day of March A.D. 1985, at which time its Certificate of Incorporation became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, said National Barter Services, Inc. in compliance with Section 312 of Title 8 of the Delaware Code has caused this certificate to be signed by Sol Dorfberger, its last and acting President, and attested by Esther Dorfberger, its last and acting Secretary this 21st day of September 1985.

NATIONAL BARTER SERVICES, INC.

By: _____
Sol Dorfberger
Last and Acting President

ATTEST:

_____
Esther Dorfberger
Last and Acting Secretary



866364271

FILED

DEC 30 1986 9AM

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

NATIONAL BARTER SERVICES, INC.

Pursuant to Section 242 of the General Corporation Law, the undersigned, the President and Secretary of National Barter Services, Inc. (the "Corporation"), hereby certify as follows:

1. The name of the Corporation is National Barter Services, In .

2. The Corporation's original Certificate of Incorporation was filed on November 9, 1983 under the name "National Barter Services, Inc."

3. Article FIRST of the Certificate of Incorporation of the Corporation is hereby amended to read as follows:

> "FIRST: The name of the corporation (hereinafter sometimes referred to as the "Corporation") shall be STRATFORD FINANCIAL GROUP, LTD.

4. This Certificate of Amendment has been duly adopted by the Board of Directors and the shareholders of the Corporation in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have set their hands this 2? day of December, 1986.

ATTEST:

Secretary

President

SEAL 1983 DELAWARE

60002

STATE OF NEW YORK)
COUNTY OF ROCKLAND) ss.:

     SOL DORFBERGER, being first duly sworn, deposes and says that
he is the President of National Barter Services, Inc; that he has
read the foregoing certificate and knows the contents thereof and
that the statements therein contained are true.



SOL DORFBERGER

Sworn to before me this
9th day of February, 1984



Notary Public

STATE OF NEW YORK)
COUNTY OF ROCKLAND) ss.:

     ESTHER DORFBERGER, being first duly sworn, deposes and says
that she is the Secretary of National Barter Services, Inc; that
she has read the foregoing certificate and knows the contents thereof and that the statements therein contained are true.

ESTHER DORFBERGER

Sworn to before me, this
9th day of February, 1984



Notary Public

04

STATE OF NEW YORK)
COUNTY OF ROCKLAND) ss.:

ESTHER DORFBERGER, being first duly sworn, deposes and says
that she is the President of American Mutual Trading Co., Inc;
that she has read the foregoing certificate and knows the contents
thereof and that the statements therein contained are true.

Esther Dorfberger
ESTHER DORFBERGER

Sworn to before me this
9th day of February, 1984

Notary Public

STATE OF NEW YORK)
COUNTY OF ROCKLAND) ss.:

SOL DORFBERGER, being first duly sworn, deposes and says that
he is the Secretary of American Mutual Trading Co., Inc; that he has
read the foregoing certificate and knows the contents thereof and
that the statements therein contained are true.

Sol Dorfberger
SOL DORFBERGER

Sworn to before me this
9th day of February, 1984

Notary Public

05



State
of
DELAWARE



Office of SECRETARY OF STATE

I, Michael Harkins, Secretary of State of the State of Delaware,

do hereby certify that the attached is a true and correct copy of

Certificate of _____ Merger _____

filed in this office on _____ February 24, 1984 _____



_____
Michael Harkins, Secretary of State

BY: _____ 9 Butter _____

DATE: _____ August 26, 1987 _____

Form 130

8400550113

FILED
FEB 24

CERTIFICATE OF MERGER

OF

NATIONAL BARTER SERVICES, INC.
(a Delaware Corporation)

AND

AMERICAN MUTUAL TRADING CO., INC.
(a New York Corporation)

INTO

NATIONAL BARTER SERVICES, INC.
(a Delaware Corporation)

(UNDER SECTION 252 OF THE GENERAL CORPORATION LAW)

The Undersigned, ESTHER DORFBERGER and SOL DORFBERGER, being respectively, the president and the Secretary of American Mutual Trading Co., Inc; a corporation ly organized and existing under and pursuant to the laws of the State of New York, and SOL DORFBERGER and ESTHER DORFBERGER, being, respectively, the president and secretary of National Barter Services, Inc; a domestic corporation duly organized and existing under and pursuant to the laws of the State of Delaware, do hereby certify and set forth:

(1) The Board of Directors of both of the constituent corporations has duly adopted a Plan of Merger setting forth the terms and conditions of the merger of said corporations.

(2) The stockholders of both of the constituent corporations unanimously voted in favor of the Plan of Merger thereby agreeing to and approving said Plan of Merger according to the laws of the State of incorporation of each of the constituent corporations.

(3) The name and state of incorporation of each of the constituent corporation is:

a) American Mutual Trading Co., Inc, incorporated under and pursuant to the laws of the State of New York.

b) National Barter Services, Inc. incorporation under and pursuant to the laws of the State of Delaware.

02



(4) That an agreement and Plan of Merger dated January 12, 1984, has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 252 of the General Corporation Law of the State of Delaware.

(5) That the name of the surviving corporation is NATIONAL BARTER SERVICES, INC.

(6) That the Certificate of Incorporation of National Barter Services, Inc; a Delaware Corporation, shall be the Certificate of Incorporation of the Surviving Corporation.

(7) That the Surviving Corporation is a Delaware Corporation.

(8) That the executed agreement and plan of merger is on file at the principal place of business of National Barter Services, Inc. the surviving corporation, whose address is 6 East 46 Street, New York, New York 10017.

(9) That a copy of the Agreement and Plan of Merger will be furnished by National Barter Services, Inc; the Surviving Corporation on request and without cost, to any stockholder of the constituent corporations.

(10) That the authorized capital stock of American Mutual Trading Co. Inc, is 200 shares, no par value.

IN WITNESS WHEREOF, the undersigned have executed and signed this certificate this 9th day of February, 1984.

Sol Dorfberger, President of
National Barter Services, Inc.

Esther Dorfberger
Esther Dorfberger, Secretary of
National Barter Services, Inc.

Esther Dorfberger
Esther Dorfberger, President of
American Mutual Trading, Co. Inc.

Sol Dorfberger, Secretary of
American Mutual Trading Co. Inc.

03



State
of
DELAWARE



Office of SECRETARY OF STATE

I, Michael Harkins, Secretary of State of the State of Delaware,

do hereby certify that the attached is a true and correct copy of

Certificate of _____ Incorporation _____

filed in this office on ___ November 9, 1983 _____



Michael Harkins, Secretary of State

BY: ___ J. Butler _____

DATE: ___ August 26, 1987 _____

Form 130

Certificate of Incorporation

OF

NATIONAL BARTER SERVICES, INC.

FIRST: The name of the Corporation is NATIONAL BARTER SERVICES, INC.

SECOND: Its registered office and place of business in the State of Delaware is to be located at 410 South State Street in the City of Dover, County of Kent. The Registered Agent in charged thereof is XL CORPORATE SERVICES, INC.

THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on are to do any or all things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

The purpose of the corporation is to engage in any lawful act or activity for which corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation shall be authorized to issue One Hundred Million (100,000,000) Shares at a .001 Par Value.

FIFTH: The name and address of the incorporator is as follows:

Lisa C. Harding, 410 South State Street, Dover, Delaware 19901.

SIXTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of this Corporation.

With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have authority to dispose, in any manner, of the whole property of this corporation.

The By-Laws shall determine whether and to what extent the account and books of this corporation, or any of them, shall be open to the inspection of the stockholders; no stockholder shall have any right of inspecting any account, or book, or document of this Corporation, except conferred by the law or the By-Laws, or by resolution of the [illegible]holders.

The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the corporation outside of the State of Delaware, at such places as may be, from time to time, designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

It is the intention that the objects, purposes and powers specified in the THIRD paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any other clause or paragraph in this certificate of incorporation, but that the object, purposes and powers specified in the THIRD paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

SEVENTH: The corporation shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this

9th   day of   November   , 19 83.

Lisa C. Harding   (SEAL)
LISA C. HARDING